Part II

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

<mark>Yes</mark>☒ No☐

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Any information regarding a Participant's identity, orders, trading interest or intentions, positions, risk exposure or trading strategy, or similar non-public transactional information related to that Participant is considered confidential trading information ("CTI"). Notwithstanding the preceding sentence, CGMI does not consider post-trade information that is aggregated and anonymized, or otherwise presented in a way that does not reveal a client to be a Subscriber to Citi-ONE to be CTI. For example, CGMI shares post-trade data consisting of overall CGMI trading activity or commissions of identified clients (including where a client's only CGMI activity or commissions are associated with Citi-ONE trades, but the information is presented as overall CGMI activity or commissions) with third-party providers for the purpose of analyzing CGMI's business. Subscribers may opt out of having their overall CGMI activity data provided to these third-party providers by contacting their sales representative. "Post-trade" information refers to information that has been reported to the consolidated tape pursuant to SRO trade reporting requirements.

Citi-ONE is owned and operated by CGMI, the Broker-Dealer operator. As referenced in Part II, Item 6(b), Operations and Compliance Network, LLC ("Ocean") hosts, operates, and supports the technology platform for Citi-ONE subject to the direction and oversight of CGMI as the Broker-Dealer Operator. Employees of CGMI, Citibank N.A., Citi Technology Inc., Citigroup Global Markets Limited, Citi Canada Technology Services ULC, and/or another CGMI affiliate who have been approved by the ATS Supervisor (or approved Series 24 Delegate) access Citi-ONE CTI to support the operation and compliance of the ATS. The roles of these CGMI and CGMI Affiliates employees are summarized in Part II, Item 7(d). The CGMI controls and safeguards described in Part II, Item 7(a) apply to the CGMI and CGMI Affiliates employees identified in Part II, Item 7(d), except to the extent Item 7(a) describes a more limited scope for a particular control or safeguard (e.g., the Mandatory Absence policy).

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

Yes☒ No☐

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

CGMI, the Broker-Dealer Operator, has entered into an agreement with Ocean, an affiliate of NASDAQ. Pursuant to the terms of that agreement, Ocean hosts, operates at the direction of CGMI, and supports the Citi-ONE alternative trading system (ATS) technology. Ocean also provides certain support services related to CGMI's supervisory, compliance, surveillance, recordkeeping, and reporting obligations pertaining to Citi-ONE. CGMI remains responsible for decision making, oversight, supervision, and complying with federal, state, and self-regulatory organization rules and regulations applicable to Citi-ONE.

With respect to the Items in Part III of the Form ATS-N, Ocean is responsible for the technology underlying the operation of Citi-ONE with the exception of the following Items: Item 1 (Types of ATS Subscribers), Item 2 (Eligibility for ATS Services), Item 12 (Liquidity Partners), Item 16 (Routing), Item 18 (Trading Outside of Regular Trading Hours), Item 19 (Fees), Item 22 (Clearance and Settlement), Item 24 (Order Display and Execution Access), Item 25 (Fair Access) and Item 26 (Aggregate Platform Data).

CGMI's algos and SOR receive data feeds containing aggregated buy and sell information regarding Citi-ONE Firm Regular Session Orders from ~~all Participants pre-July 27, 2026, and from~~ Indirect Subscribers, CGMI Business Units, and CGMI Affiliates ~~as of July 27, 2026~~ (see Part III, Item 7) from Exegy, a third-party service provider. Services and functionalities supported by Exegy are discussed in Part III, Item 15. As described in Item 15, Ocean passes aggregated and anonymized buy and sell information for resting FRS Orders within the NBBO ~~(from all Participants pre-July 27, 2026, and~~ from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates ~~as of July 27, 2026)~~ to Exegy, which sends data feeds containing that information to CGMI's algos and SOR. ~~As of July 27, 2026,~~ Direct Subscribers' orders ~~will~~are not ~~be~~ included in the FRS Order data feeds.

CGMI's algos also receive a data feed containing aggregated and anonymized buy and sell information regarding Citi-ONE Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate Conditional Orders (see Part III, Item 9) from Exegy. As described in Part III, Item 15, Ocean passes aggregated and anonymized buy and sell information for resting Conditional Orders <u>from</u>

Indirect Subscribers, CGMI Business Units, and CGMI Affiliates priced at or better than the midpoint to Exegy, which sends a data feed containing that information to CGMI's algos. Direct Subscribers' orders are not included in the CO data feeds. ~~Before July 27, 2026, TCCOs have been and are included in the CO data feed. As of July 27, 2026, TCCOs will not be~~ <u>TCCOs are not</u> included in the Exegy data feeds.

Third-party provider Broadridge Securities Processing Solutions Inc., supports clearing and settlement for CGMI, including Citi-ONE, as described in Part III, Item 22.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

Yes☐ No☒

Part II

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
    i. written standards controlling employees of the ATS that trade for employees' accounts; and
    ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

DEFINITION OF CTI AND CITI-ONE INFRASTRUCTURE

CGMI maintains policies and standards designed to limit sharing of Citi's and Citi's clients' confidential information with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to CGMI personnel and shared personnel involved in the operation of Citi-ONE or responsible for the ATS's compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participant's identity, orders, trading interest or intentions, positions, risk exposure or trading strategy, or similar non-public transactional information related to that Participant is considered CTI. CGMI does not consider post-trade information that is aggregated and anonymized, or otherwise presented in a way that does not reveal a client to be a Subscriber to Citi-ONE, including the example described above in Part II, Item 6, to be CTI.

The Citi-ONE matching engines and gateway ("Citi-ONE infrastructure") are hosted and operated by Ocean, as described in Part II, Item 6. This Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter and is physically separated from other CGMI systems (including the CGMI algos and SOR), and from the DMA offered by CGMI, and operated on hardware separate from other systems hosted and operated by Ocean. Citi-ONE infrastructure also is separate from that of the Nasdaq exchanges. All Citi-ONE orders pass through the Citi-ONE gateway as the access point to the Citi-ONE ATS.

CGMI utilizes the standard Exegy Ticker Plant (XTP) market data solution, which processes information from Ocean for inclusion in feeds to the CGMI algos and/or SOR as described in Part III, Item 15. The XTP is hosted by CGMI, on CGMI leased premises, in a third-party data center and is controlled and secured by Citi firewalls.

Access to Citi-ONE CTI is limited to Citi personnel (including temporary personnel) who have a need to know in order to support the operation and compliance of the ATS. Employees of CGMI and its Affiliates support the operation of the Citi-ONE ATS and other businesses (shared

employees), as described in Part II, Item 6. These shared employees as well as certain CGMI applications have access to Citi-ONE CTI.

The DMA platform offered by CGMI has access to information about orders routed through it, including Direct Subscribers' intraday (real-time) order and matching information. Employees of the third-party DMA platform provider have access to such information for purposes of providing technological support. The identities of Direct Subscribers are not visible to employees of the third-party DMA platform.

Also, Ocean employees responsible for the daily operation of Citi-ONE have access to Citi-ONE CTI in the form of Citi-ONE intraday and historical order and matching information. These Ocean employees reside in a separate physical location from CGMI shared employees.

Separately, certain Exegy employees have access to Citi-ONE CTI as it is processed in the XTP as well as when providing Citi-ONE-related services. See Part III, Item 15 for additional information about services provided by Exegy.

Set forth below are the written standards and oversight procedures to safeguard Citi-ONE CTI.

CGMI POLICIES AND STANDARDS

The following CGMI policies and standards, as well as the CGMI access and information barriers, apply to the Citi personnel identified in Part II, Item 7(d), except to the extent the description of a particular control or safeguard reflects a more limited application (e.g., the Mandatory Absence policy).

PERSONAL TRADING: Citi employees, including those with access to Citi-ONE CTI, are subject to Citi policies, which apply to CGMI, that prohibit personal trading based on non-public or other confidential information. Citi's Personal Trading and Investment Policy defines permitted and prohibited trading and provides rules for the maintenance and review of internal and external brokerage activities of Citi employees who are involved in the purchase and sale of investment products as well as certain senior officers of Citi (together with their other covered household members, "Covered Persons"). The ATS Supervisor (and approved Series 24 Delegate) and Citi-ONE shared employees are subject to Citi's Personal Trading and Investment Policy.

Covered Persons may only trade securities in Firm-approved outside brokerage accounts, and they are not allowed to use any Citi-ONE CTI for personal trading. Covered Persons' personal investment positions are subject to a 30-day holding period. Covered Persons are generally restricted from trading New Issues and engaging in certain trading strategies involving Citi securities.

Covered Persons must enter a pre-approval request for purchases and sales of securities that require pre-clearance pursuant to the Firm's policy when executing transactions in an employee

investment account. The Compliance Department reviews these requests. Covered Persons that are responsible for the operation of Citi-ONE and certain others must also obtain the approval of their direct manager prior to a transaction. The investment activities of Covered Persons, including Citi preclearance requirements and the disclosure and surveillance of personal brokerage or trading accounts are monitored by each Covered Person's direct manager.

Prior to approving or rejecting any personal trading request, each Covered Person's direct manager (or the Compliance Department, as the case may be) considers various factors that touch upon how closely related the proposed trade is to the Covered Person's daily business activities. The approver considers whether the proposed transaction potentially raises a conflict of interest or is otherwise not in the best interests of Citi.

On a post-trade basis, CGMI direct managers use the Compliance for You (CoFY) system to review Covered Persons' personal trading activities. Accounts that do not permit trading in individual securities, derivatives, futures, or commodities (e.g., cryptocurrency accounts, mutual funds, unit investment trusts) are not subject to this review. During the review of employee trading activity, managers of the employee look for pre-approvals, indications of improper trading activity that might interfere with such person's job responsibilities, and excessive trading. CGMI's Employee Trading Surveillance Team also monitors activity in employee personal trading accounts.

On an annual basis, Covered Persons must confirm through the CoFY platform that the information about their reportable accounts on record is accurate, as well as certify that they understand and will abide by Citi's Personal Trading and Investment Policy.

Pursuant to CGMI's and Citi-ONE's written supervisory procedures, the ATS Supervisor (or approved Series 24 Delegate) conducts a monthly review to ensure that the managers of the ATS's shared employees are conducting their reviews of employee personal trading in a timely manner.

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, Citi employees are required to read and comply with the Citi Code of Conduct, Citi Privacy and Confidentiality Policy and Citi Electronic Communications Policy, which include provisions that address safeguarding sensitive information. Except as noted below, shared employees are required to receive training specific to the handling of Citi-ONE CTI in advance of receiving access to an application that contains Citi-ONE CTI and annually thereafter. The manager of each shared employee is responsible for ensuring timely completion of the CTI training. The Citi-ONE ATS Supervisor and approved Series 24 Delegate(s) also complete the annual CTI-specific training.

CYBER RISK: Citi has adopted and implemented an intelligence-led strategy to establish, implement, review, and adjust its approach to managing cyber risks. The strategy is supported by

corresponding information security programs, policies and procedures, governance and management structures, reporting, and metrics. This strategy is applicable to Citi-ONE.

MANDATORY ABSENCE: Pursuant to the Citi Mandatory Absence Policy, employees who have the authority to execute transactions on behalf of CGMI and its Clients, or authority to make entries in Citi's books and records, as well as employees who can authorize, approve, or otherwise directly cause such transactions, are subject to a mandatory absence. As a compliance control, the policy requires such employees be absent from sensitive positions for a prescribed period of time so that their activities may be performed by others.

CGMI ACCESS AND INFORMATION BARRIERS

In addition to the above-referenced policies, Citi has information barriers to separate personnel and systems with access to Citi-ONE CTI from those not permitted to access such information. Citi also relies on information barriers to distinguish among personnel and systems permissioned to access different types of Citi-ONE CTI. Citi also restricts access to Citi applications containing Citi-ONE CTI through the following review and approval processes. The CGMI Access and Information Barriers specific to Citi-ONE CTI do not apply to clearing, middle office, and finance personnel who access limited post-trade information or information regarding clearance and settlement (e.g., trade breaks) through firmwide systems solely in support of standard clearance, settlement, and billing processes. Such personnel are subject to the above-described Personal Trading, Confidential Information Restrictions, and Cyber Risk policies. They also receive written quarterly guidance regarding the handling of Citi-ONE CTI.

Shared employees seeking access to Citi-ONE CTI are required to obtain approval from their direct manager and the primary business information owner (the ATS Supervisor or approved Series 24 Delegate). Depending on the means of access, a shared employee may also need approval from the application (technology) manager aligned to the specific application in which the Citi-ONE CTI resides (which could be the same as their direct manager). The ATS Supervisor (or approved Series 24 Delegate) oversees access to Citi-ONE CTI by shared employees who are managed by persons other than the ATS Supervisor (or approved Series 24 Delegate). Any shared employees seeking access to Citi-ONE CTI must submit a request through Citi's Marketplace ("CMP") and such request for access is considered based on the role of the requestor. Direct managers are responsible for reviewing the request for access to Citi-ONE CTI prior to providing approval. In considering such requests, direct managers consider factors including the employee's current role and whether the employee performs a function related to Citi-ONE. The ATS Supervisor or approved Series 24 Delegate will also be required to review and respond to a CMP request, and, depending on the application for which access is sought, the Citi-ONE application (technology) manager aligned to the specific application in which the Citi-ONE CTI resides (which could be the same as their direct manager) may also be required to review and respond to a CMP request. An employee's access request will be denied if the employee's role does not require such access in order to operate Citi-ONE or support Citi-ONE

compliance efforts. Subsequent to initial approval of a request for access, direct managers conduct semi-annual reviews of such access in CGMI's Enterprise Entitlement Review System.

The ATS Supervisor (or approved Series 24 Delegate) conducts monthly and quarterly reviews related to shared employees who have access to Citi-ONE CTI. On a semi-annual basis, direct managers of shared employees with access to Citi-ONE CTI perform entitlements reviews of the shared employees reporting to them, including to confirm that these shared employees only have entitlements to applications containing Citi-ONE CTI that are appropriate and necessary for their roles with respect to supporting the operation and compliance of the ATS. CGMI requires entitlements to applications containing Citi-ONE CTI to be removed with respect to any employee previously classified as a shared employee of Citi-ONE whose role has changed and, as a result, no longer requires access to Citi-ONE CTI.

Citi-ONE's written supervisory procedures and written operating procedures also require a monthly governance meeting of a group consisting of the ATS Supervisor (and approved Series 24 Delegate), Legal, Compliance, and Operations personnel. During this Citi-ONE governance meeting, amongst a variety of ATS-related topics, the group reviews additions and subtractions to the list of shared employees with access to Citi-ONE CTI and the appropriateness of shared employees' access to Citi-ONE CTI.

The Exegy data feeds (the anonymized, aggregated information about certain Citi-ONE orders, as described in Part III, Item 15) that are used by CGMI algos and/or the SOR are considered Citi-ONE CTI. Access to this Citi-ONE CTI contained in the data feeds is confined to the CGMI algos and/or the SOR in the following ways: First, access to the Exegy data feeds containing Citi-ONE information is via physical cable, which allows CGMI to limit access to the data feeds. Only the CGMI algos and/or the SOR have this physical connection to the Exegy data feeds--they are not physically connected to any other CGMI infrastructure. Second, once connected, the CGMI algo and/or SOR are still required to provide login credentials to Exegy in order to receive the data. Third, the programmed use of the Citi-ONE data feeds by the CGMI algos and/or the SOR (i.e., to make efficient real-time decisions regarding where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE) was subject to appropriate development and testing. The CGMI algos and/or the SOR are not programmed to use the Citi-ONE data feeds for any other purposes, such as when performing risk checks or undergoing transaction cost analysis.

THIRD-PARTY ACCESS AND INFORMATION BARRIERS

Ocean and Nasdaq employees with access to Citi-ONE CTI include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management (collectively, "Ocean employees").

These persons have access to Citi-ONE CTI consisting of individual orders and matches, client identifiers of Participants, and volume of orders pertaining to Citi-ONE.

Ocean's policies and procedures employ a three-pronged approach to permission access to Citi-ONE. First, an employee must complete compliance training specific to the Ocean business unit responsible for Ocean's Citi-ONE activities. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific Ocean system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual compliance training. Ocean employees with access to Citi-ONE CTI are subject to Ocean's Information Barriers and Conflict Management Policies and Procedures. Pursuant to these procedures, Ocean employees are prohibited from sharing Citi-ONE CTI with other employees (including at Nasdaq) who are not expressly authorized to receive such information.

All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions to Nasdaq. Nasdaq's Global Ethics Team monitors personal trading activities against the GTP.

Ocean also conducts electronic communications reviews to identify policy violations including noncompliance with the above-referenced policies and procedures.

CGMI has the right to audit Ocean's operation of Citi-ONE, including Ocean's access to and use of Citi-ONE CTI either through audits conducted by CGMI's own audit team or by third-party auditors. Such audits may be conducted on-site or off-site.

Ocean also is obligated to notify CGMI of any actual or suspected unauthorized access to confidential information, which includes Citi-ONE CTI, in a timely manner.

Ocean outsources Consolidated Audit Trail submission responsibilities on behalf of Citi-ONE to S3. Accordingly, certain S3 employees have access to Citi-ONE CTI. Such access is limited to S3 employees who require it to complete S3's contractual work for Ocean on behalf of Citi-ONE. Such access approval is granted by S3 consistent with S3's policies and procedures regarding information security and data confidentiality. S3 personnel with access to Citi-ONE CTI must complete training and sign an acknowledgment regarding handling of confidential information. S3 conducts audits each quarter to confirm that only authorized S3 employees have been granted access and that access is used only as required to complete Citi-ONE-related services. The results of audits are documented and a written attestation is provided to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate). S3 also is obligated to notify CGMI of any actual or suspected unauthorized access to confidential information, which includes Citi-ONE CTI, in a timely manner.

Exegy employees can gain access to the Citi-ONE CTI only with proper Exegy approvals. Approval is only granted to Exegy employees who require such access to complete Exegy's contractual work for CGMI, such as monitoring, maintaining, and incident troubleshooting with respect to the data provided by Exegy to CGMI. Such access approval is granted by Exegy senior management, and a record of approval is automatically and securely maintained for future audit purposes. Exegy conducts audits each quarter to confirm that only authorized Exegy employees have been granted access and that access is used only as required to complete Citi-ONE-related services. The results of audits are documented and a written attestation is provided to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate). If remedial actions are required, they are taken within 24 hours and the audit results are updated and applicable records are maintained. All violations of the Exegy policy are reported to senior Exegy executive management and the employee(s) are subject to discipline, including potential termination.

The DMA platform offered by CGMI, has access to information about orders routed through it, including Direct Subscribers' intraday (real-time) order and matching information. Employees of the third-party DMA platform provider have access to such information for purposes of providing technological support. The identities of Direct Subscribers are not visible to employees of the third-party DMA platform. The provider attests each quarter to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate) that each employee with access to the DMA platform data requires such access to perform their roles and responsibilities.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

Yes☒ No☐

If yes, explain how and under what conditions.

If a Subscriber requests and instructs the Broker-Dealer Operator to provide its CTI to a third-party provider that the Subscriber identifies (for example, to provide a third-party clearing firm with a drop copy of that Subscriber's executions in Citi-ONE), the Broker-Dealer Operator will comply with that request. Subscribers can make this type of request via onboarding paperwork and/or by contacting Platform Sales.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

Yes☒ No☐

If yes, explain how and under what conditions.

Subscribers can withdraw consent to the disclosure of their CTI described in response to Part II, Item 7(b) by amending the instructions provided to the Broker-Dealer Operator with respect to CTI provided to third-party providers by contacting Platform Sales.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Access to Citi-ONE CTI is limited to the specific members of groups of shared employees within CGMI, or a CGMI Affiliate (Citibank N.A., Citi Technology Inc., Citigroup Global Markets Limited, and Citi Canada Technology Services ULC) who support various functions pertaining to operations and compliance of the ATS and who are approved to access Citi-ONE CTI as described in Part II, Item 7(a). CGMI's algos and SOR, as well as the DMA platform offered by CGMI, also have access to certain Citi-ONE CTI as described herein. In addition, access to Citi-ONE CTI is available to a limited group of employees of third-party suppliers that provide services to the Citi-ONE ATS related to the operations and compliance of the ATS, including surveillance, and business and product management. For employees of third-party suppliers, access is limited by their employer rules and procedures, restricting access to those Persons that have a need to know, as referenced in Part II, Item 7.

CITI PERSONNEL

Certain members of the following groups are shared employees with access to Citi-ONE CTI. These personnel are subject to the CGMI policies and standards described in response to Part II, Item 7(a), except to the extent Item 7(a) describes a more limited scope for a particular control or safeguard.

Transaction Support and Operations personnel within Citibank N.A., Citi Technology Inc., and CGMI are responsible for performing transaction-related production and operational support, gathering necessary documentation pertaining to Indirect Subscribers, providing implementation services for Indirect Subscribers, monitoring and troubleshooting data feed connections, providing oversight of regulatory reporting and trade confirmation processes, introducing and updating risk limits. The Citi-ONE CTI that such personnel have access to is intraday and historical (i.e., end of day or T+1) order and matching information.

The ATS Supervisor (including an approved Series 24 Delegate/Manager) is a CGMI employee responsible for providing transaction-related and operational support, reviewing and approving internal and external documentation and providing oversight, governance, and supervision of the Citi-ONE ATS. This includes facilitating Subscriber requests to provide or cease providing CTI to a third-party provider (e.g., clearing firm), as described above in Part II, Items 7(b) and (c) after the relevant information is gathered during onboarding and/or by Platform Sales. The Citi-ONE CTI that the ATS Supervisor (including an approved Series 24 Delegate) have access to is intraday and historical order and matching information, including the results of the

Mark-out Analysis described in Part III, Item 13, as needed to carry out those ATS responsibilities.

Electronic Trading Compliance and a subset of Surveillance Compliance ("Regulatory Inquiries Surveillance") personnel within Citibank N.A. and CGMI are responsible for, among other responsibilities, providing compliance-related guidance and oversight of Citi-ONE's operation, including responding to regulatory inquiries and exams. The Citi-ONE CTI that such personnel have access to is historical order and matching information, on an as needed basis. In addition, Electronic Trading Compliance has access to the results of the Mark-out Analysis described in Part III, Item 13.

A subset of Surveillance Compliance ("Market Surveillance") personnel are responsible for reviewing daily trade surveillance alerts pertaining to Citi-ONE activity. The Citi-ONE CTI that such personnel have access to is historical order and matching information.

Equity Risk & Controls (ERC) personnel within CGMI oversee supervisory reviews and attestations completed by the ATS Supervisor (or approved Series 24 Delegate). ERC personnel also collaborate with Surveillance personnel on periodic reviews for potential manipulative trading and other conduct issues and conduct oversight and documentation of Market Access Rule limits. ERC also oversees regulatory reporting. The Citi-ONE CTI that such personnel have access to is historical order and matching information.

Technology personnel within Citibank N.A. and Citi Canada Technology Services ULC are responsible for performing independent testing, execution quality analyses, and implementation of mark-out analyses, and are responsible for CGMI's algo and SOR-related applications and/or connectivity used by Indirect Subscribers. They also apply segmentation logic and are responsible for the integration and maintenance of inputs and outputs across supporting downstream CGMI internal systems. They perform oversight of CAT reporting and provide business personnel with data. They also perform quality checks of the data used for compliance, surveillance, and monitoring purposes. The Citi-ONE CTI that Technology personnel who are responsible for CGMI's algo and SOR-related applications and/or connectivity used by Indirect Subscribers have access to is the identity of Indirect Subscribers. The Citi-ONE CTI that other Technology personnel have access to is historical order and matching information, including the results of the Mark-out Analysis described in Part III, Item 13.

A small subset of Markets Quantitative Analysts (MQA) within CGMI are responsible for the design of the mark-out methodology described in Part III, Item 13. In furtherance of this responsibility, the Citi-ONE CTI that a subset of MQA personnel will have access to is historical order and matching information, including the results of the Mark-out Analysis described in Part III, Item 13.

Senior Equities Management within CGMI is responsible for managing the overall equities business and may assist the ATS Supervisor (or approved Series 24 Delegate) with general

business matters as part of their role in overseeing CGMI's equities business. Such Senior Equities Management personnel receive aggregated historical Citi-ONE data in order to understand the scope and scale of Citi-ONE as one of CGMI's equity execution service offerings, and in furtherance of their responsibilities to oversee CGMI's equities business. They may receive Direct Subscriber identities if consulted during the Direct Subscriber review and approval process described in Part III, Item 2. Senior Equities Management is not involved in day-to-day operations of Citi-ONE, however issues requiring escalation, including potential technology-related execution errors, may be directed to these personnel and they may have access on an as needed basis to limited Citi-ONE CTI in the form of intraday and/or historical order and matching information to assist with review and resolution of such escalations. Personnel within Senior Equities Management also have as-needed access to the results of the Mark-out Analysis described in Part III, Item 13.

Electronic Execution Management within CGMI is responsible for managing various aspects of the electronic execution business, which includes the operation of the ATS, the SOR, and the algos. Electronic Execution Management includes, in addition to the manager of the ATS, the Head of U.S. Electronic Execution Products (who manages the SOR and the algos and oversees the ATS), the Head of Hedge Fund Sales, and senior personnel from the Platform Sales, Execution Advisory Services, and Electronic Execution Coverage groups described below. Electronic Execution Management may advise on the design and operation of the ATS mark-out and segmentation methodologies, may correspond with Subscribers about their order flow in the ATS, and may engage in general business matters as part of their role in overseeing CGMI's electronic execution business that requires them to understand the usage of Citi-ONE as one of CGMI's equity execution service offerings. The Citi-ONE CTI to which Electronic Execution Management has access is Subscriber identity and historical order and matching information.

Client Coverage personnel within CGMI, made up of Cash Sales Trading, Electronic Execution Coverage, and Execution Advisory Services employees, provide client coverage and support services. The Citi-ONE CTI that Cash Sales Trading personnel have access to is the intraday and historical order and matching information of the individual Indirect Subscribers to whom they provide coverage. The Citi-ONE CTI that Electronic Execution Coverage and Execution Advisory Services personnel have access to is intraday and historical order and matching information for the Indirect Subscribers whose orders are entered into CGMI systems. The bases for such access are that each Electronic Execution Coverage representative can provide support services to any Indirect Subscriber and Execution Advisory Services personnel require access in furtherance of their role in optimizing liquidity sourcing for clients, including as described in Part III, Item 9, with respect to FRS Order and Conditional Order interaction. Certain clients of Electronic Execution Coverage are both Indirect Subscribers and Direct Subscribers of Citi-ONE ATS; accordingly, Electronic Execution Coverage also receive Direct Subscriber historical order and matching information for those clients that they cover.

A subset of Execution Advisory Services and a subset of Electronic Execution Product Development are responsible for providing reports, analyses, and summaries of ATS-related data in support of the ATS Working Group (described below) and to respond to Subscriber requests. The Citi-ONE CTI to which these personnel have access is Subscriber identities and historical order and matching information.

A subset of Platform Sales personnel within CGMI provide ATS-related sales services to Direct Subscribers and serve as members of the ATS Working Group, described below. In furtherance of their sales and ATS Working Group responsibilities, the Citi-ONE CTI that such personnel have access to in the normal course of business is the identity of Direct Subscribers and the historical order and matching information for each Direct Subscriber, including the results of the Mark-out Analysis described in Part III, Item 13. In addition, on an ad hoc and as needed basis, these personnel may have access to intraday order and matching information for all Direct Subscribers to assist with review and resolution of client queries. Separately, a limited number of Platform Sales personnel have access to historical matching information for (i.e., post-trade information, which is not aggregated) and the identities of Direct Subscribers with commission-sharing arrangements ("CSA") with CGMI, for purposes of providing operational support (e.g., determining eligibility for CSA credit and reviewing billing exceptions) related to CSAs.

Credit Risk and In-Business Risk personnel within Citibank N.A. and CGMI advise on the financial risk management controls applicable to Subscribers pursuant to Securities and Exchange Commission Rule 15c3-5. The Citi-ONE CTI to which these personnel have access is the identity of Subscribers.

Product Legal, Risk Management including Conduct Risk, Business Management and Internal Audit personnel within Citibank N.A., Citigroup Global Markets Limited, and CGMI provide control functions and oversight of Citi-ONE and have access as needed to Citi-ONE CTI in the form of historical order and matching information. These employees assist CGMI with tasks including but not limited to responding to regulatory inquiries or performing internal audits of the electronic trading platform, which could include Citi-ONE.

Various shared personnel have access to Citi-ONE CTI for purposes of supporting the DMA platform. Unless these personnel have a joint role that falls into one of the groups described above, they have access only to orders and executions passing through the DMA platform, including orders sent to Citi-ONE, and the identities of Direct Subscribers sending those orders. They do not have access to the full Citi-ONE order book or intraday or historical information regarding orders that access Citi-ONE via another means of entry. The shared personnel include: (i) supervisors within Electronic Execution Coverage who are assigned to oversee the DMA business; (ii) Transaction Support and Operations personnel who perform transaction-related production and operational support; (iii) a DMA product manager; and (iv) a subset of members of the Electronic Trading Risk and Controls team that monitors for rejects and performance

issues. The Citi-ONE CTI to which these personnel have access is the identity of Direct Subscribers who access Citi-ONE via the DMA platform, and intraday and historical order and matching information for orders going to Citi-ONE from the DMA platform.

Certain personnel described above also participate in the ATS Working Group, which reviews ATS business strategy, including in the broader context of the Electronic Equities business and CGMI business overall; addresses product gaps and proposed product enhancements; and considers Direct Subscriber prospects. The ATS Working Group also reviews Subscriber trading activity, including metrics such as mark-outs, fill rates, message traffic, overall volume, and revenue specific to the ATS. The ATS Working Group includes personnel from Senior Equities Management, Electronic Execution Management, Execution Advisory Services, Platform Sales, MQA, Technology, Electronic Trading Compliance, and the ATS Supervisor (or an approved Series 24 Delegate). The CTI to which the ATS Working Group has access is Subscriber identities and historical order and matching information.

Clearing, middle office, and finance personnel may access post-trade information or information regarding clearance and settlement (e.g., trade breaks) in support of standard clearance, settlement, and billing processes. The CTI to which such personnel have access is Subscriber identities and historical order and matching information. As described in Part II, Item 7(a), such personnel are subject to different procedures related to their access to CTI than the other shared personnel described in this section. They are subject to the same Personal Trading, Confidential Information Restrictions, and Cyber Risk policies as other shared employees. They also receive written quarterly guidance regarding the handling of Citi-ONE CTI.

CGMI ALGOS AND SOR

CGMI algos and the CGMI SOR are able to create child orders based on parent level orders sent to the CGMI algos or CGMI SOR. The decision to route an order to Citi-ONE (or other trading centers) may be made by CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. The CGMI algos and SOR receive Citi-ONE CTI in the form of data feeds containing aggregated buy and sell information regarding certain Citi-ONE orders from Exegy. The CGMI algos and SOR use the data feeds solely to make efficient real-time decisions regarding where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE. See Part III, Item 15.

CGMI DMA

The DMA platform offered by CGMI receives information about Direct Subscribers' orders and associated executions to the extent such orders are routed to Citi-ONE.

OCEAN EMPLOYEES (a Third-Party Technology Supplier)

Access to Citi-ONE CTI is available to limited groups of Ocean employees that support various functions pertaining to hosting, operations, and the compliance of the ATS. Designated Ocean employees have access to intraday and historical Citi-ONE order and matching information in order to perform and manage various day-to-day troubleshooting, incident management and market operations tasks, software development, quality assurance, and maintenance activities. Such access also is required by Ocean in connection with conducting surveillance activities and managing Ocean's access entitlements for Citi-ONE.

Ocean Operations employees are responsible for troubleshooting various day-to-day technical and market-related operations pertaining to Citi-ONE. They also assist with establishing ports and verifying IP addresses and FIX connections for Direct Subscribers. The Citi-ONE CTI that these personnel have access to is Direct Subscriber identity and intraday and historical order and matching information.

Ocean Compliance employees are responsible for building ATS surveillance alerts and patterns chosen by CGMI, providing surveillance of the Citi-ONE ATS through the Nasdaq Market Surveillance application, and troubleshooting and incident management. The Citi-ONE CTI that these personnel have access to is intraday and historical order and matching information. In addition, Ocean Compliance is responsible for managing requests for access and entitlements from within the NASDAQ organization and for overseeing Ocean's Information Barriers and Conflict Management policies and procedures.

One Ocean Technology group is responsible for application development and maintenance of the core matching technology of Citi-ONE. Other technology-focused groups within Ocean are responsible for various downstream Ocean applications that surround and support the Citi-ONE core technology with products, services, and data including regulatory reporting, surveillance, and data storage. A group of Ocean employees is responsible for written documentation, design modules, and functionality pertaining to CGMI's requirements. This group is responsible for the coordination and management of workflows across multiple Ocean groups. Collectively, the Citi-ONE CTI that these Technology groups have access to is intraday and historical order and matching information.

S3 PERSONNEL (an Ocean contractor)

Certain S3 employees have access to Citi-ONE CTI necessary for submission of CAT reporting on behalf of CGMI. These personnel have access to Subscriber identity and intraday and historical order and matching information.

EXEGY PERSONNEL (a Third-Party Technology Supplier)

Certain Exegy employees have access to Citi-ONE CTI necessary to (i) monitor the XTP stability, troubleshooting, and connectivity (Level 1), and (ii) respond to queries, and investigate and resolve incidents (Level 2 and Level 3). These personnel have access to anonymized and aggregated intraday order information for Firm Regular Session Orders (order class defined in Part III, Items 4 and 7) within the NBBO ~~(from all Participants pre-July 27, 2026 and~~ from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates ~~as of July 27, 2026)~~ and Conditional Orders ~~(including for TCCOs pre-July 27, 2026, but not for TCCOs as of July 27, 2026)~~ priced at the midpoint or better from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates, as described further in Part III, Item 15.

EMPLOYEES OF THIRD-PARTY DMA PROVIDER

Employees of the third-party DMA platform provider have access to the anonymized intraday and historical order and matching information for orders going to Citi-ONE from the DMA platform for the purposes of providing technological support to users of the DMA.

Part III

Item 15: <u>Display</u>

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

Yes☐ <mark>No☒</mark>

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

<mark>Yes☒</mark> No☐

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Citi-ONE does not display information to any Person(s) for the purposes of Rule 301(b)(3) of Regulation ATS. However, Citi-ONE, via Ocean and Exegy as described below, provides three real-time, continuous data feeds to CGMI's algos and SOR that contain aggregated and anonymized buy and sell information for resting FRS Orders from ~~all Participants pre July 27, 2026, and from~~ Indirect Subscribers, CGMI Business Units, and CGMI Affiliates ~~as of July 27, 2026~~. These data feeds include symbol, side (buy or sell), total (aggregate) order quantity available at or within the NBBO across ~~all Participants pre July 27, 2026, and across~~ Indirect Subscribers, CGMI Business Units, and CGMI Affiliates ~~as of July 27, 2026,~~, and timestamp (of the snapshot included on each continuous data feed from Citi-ONE, not the timestamp of any individual order). The aggregate quantity is represented at three price levels within the NBBO on each side: the bid (buy and sell orders at the bid price), midpoint (buy and sell orders at the midpoint price), and offer (sell and buy orders at the offer price). ~~Pre July 27, 2026, Participants may not opt out of having their resting FRS Orders included in the FRS Order data feeds. As of July 27, 2026, the~~<u>The</u> SOR and/or the algos ~~will~~<u>do</u> not receive data regarding Direct Subscriber FRS Orders in Citi-ONE, and Indirect Subscribers, CGMI Business Units, and CGMI Affiliates may not opt out of having their resting FRS Orders included in the FRS Order data feeds.

Citi-ONE, via Ocean and Exegy, also provides a real-time, continuous data feed to CGMI's algos that contains aggregated and anonymized buy and sell information for resting COs from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. The CO data feed will include the symbol, side (buy or sell), total (aggregate) order quantity available at the midpoint or better and

a timestamp (of the snapshot included on the continuous data feed, not the timestamp of any individual order). The SOR and/or the algos do not receive data regarding Direct Subscriber COs in Citi-ONE.

Ocean provides aggregated and anonymized buy and sell information for resting FRS Orders ~~(from all Participants pre-July 27, 2026, and from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates as of July 27, 2026) or~~and COs from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates, as described above, to third-party data feed provider, Exegy, and Exegy puts this information into feeds that it delivers to the CGMI algos and SOR. In a situation where all of the interest within the NBBO on a given side of the market is reflected by a single FRS Order or CO (from ~~all Participants pre-July 27, 2026, and from~~ Indirect Subscribers, CGMI Business Units, and CGMI Affiliates ~~as of July 27, 2026) or CO from an Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate~~), that FRS Order or CO will still be included in the feeds. Although it cannot be aggregated, the feeds will not reflect that the interest is comprised of a single FRS Order or CO, and the FRS Order or CO will still be anonymized. CGMI's algos and SOR use the data in the feeds solely to make efficient real-time decisions regarding where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE, and what price conditions and quantity to apply to those orders.

~~Pre-July 27, 2026, aggregated and anonymized FRS Order information is transmitted to the CGMI algos and SOR regardless of whether the FRS Orders included were sent to Citi-ONE directly or indirectly. As of July 27, 2026, only information about FRS Orders sent to Citi-ONE indirectly will be transmitted.~~

MOC Orders and TCCOs are not included in the Exegy data feeds. ~~Before July 27, 2026, TCCOs have been and are included in the CO data feed. As of July 27, 2026, TCCOs will not be included in the Exegy data feeds.~~

In addition, when a CO (including a TCCO) has a potential match, a "Firm-up Request" is sent requesting the originator of the CO to send a Firm-up Order. A Firm-up Request informs the recipient (the originator of the CO) that the opportunity to match exists, the quantity associated with the smaller of the two orders that triggered the potential match (either the two COs or the CO and Eligible FRS Order) or the matched quantity for TCCOs, and for TCCOs, the matched duration, but does not provide information on price of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order (as discussed in Part III, Item 9).

The CGMI algos and/or SOR have knowledge of orders that CGMI sent to Citi-ONE on behalf of Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. The DMA platform offered by CGMI has knowledge of orders that Direct Subscribers send to Citi-ONE.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ <mark>No☒</mark>

If no, identify and explain any differences.

The data feeds described above in response to Item 15(b) are only provided to CGMI's algos and SOR.

~~As of July 27, 2026,~~ Direct Subscriber FRS Orders ~~will~~are not ~~be~~ included in the FRS Order feeds.

Direct Subscriber COs are not included in the CO feed.